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File No. 037946-0008

VIA EDGAR AND FACSIMILE

Donald C. Hunt, Esq.

Attorney-Advisor

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-6010

Re:                             New Athletics, Inc.

Registration Statement on Form S-4 Filed June 24, 2005

File No. 333-126098 (the “Registration Statement”)

Response to the Staff’s Comment 9 to the Registration Statement

Dear Mr. Hunt:

On behalf of New Athletics, Inc. (“New Athletics” or “Newco”) and in response to the letter from Russell Mancuso, Branch Chief, dated September 16, 2005 (the “Comment Letter”) and addressed to Mr. Jerauld J. Cutini, Chief Executive Officer of Newco, we are writing to respond to the Staff’s comment 9 contained in the Comment Letter, which reads as follows:

9.                                      Please provide us a legal analysis as to whether New Athletics will be a successor issuer under Rule 12g-3.  We may have further comment on your response to comment 20 at that time.

For the reasons discussed below, New Athletics respectfully submits that it will not be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) until its fiscal year ending in September 2007.  New Athletics’ position is based on the following:

•                  Because Aviza is New Athletics’ predecessor within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), New Athletics is Aviza’s successor, not Trikon’s.

•                  New Athletics is making its initial public offering of its common stock to Aviza’s stockholders pursuant to Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”).  The merger of New Athletics’ wholly-owned subsidiary with and into Aviza prior to the merger of another wholly-owned subsidiary of New Athletics with and into Trikon will result in New Athletics becoming a non-accelerated filer within the meaning of Rule 12b-2.

•                  Because New Athletics is not Trikon’s successor, and because New Athletics will be a public reporting company with common stock that is registered pursuant to Section 12 of the Exchange Act at the time that New Athletics acquires Trikon, Rule 12g-3 under the Exchange Act does not apply to New Athletics’ acquisition of Trikon.

•                  Because Rule 12g-3 does not apply to New Athletics’ acquisition of Trikon, New Athletics will not succeed to Trikon’s status as an accelerated filer, and as a result, New Athletics will not be required to comply with Section 404 until its fiscal year ending in September 2007.

Moreover, as discussed below, it would be anomalous to require New Athletics to comply with Section 404 this year, especially in light of the Commission’s action last week that defers application of Section 404 to new and smaller issuers like New Athletics until the issuer’s first fiscal year ending on or after July 15, 2007.(1)

Background

Aviza is a privately held company that only commenced operations in late 2003.  Aviza had approximately $94 million of total assets at June 24, 2005 and revenues of approximately $78 million and a net loss of approximately $20 million for its fiscal year ended September 24, 2004.  Trikon is a publicly held company that had approximately $53 million of total assets at June 30, 2005 and revenues of approximately $37 million and a net loss of approximately $14 million for its fiscal year ended December 31, 2004.  Accordingly, based on their most recent balance sheets and their most recently completed fiscal years, Aviza’s total assets are almost twice the size of Trikon’s, Aviza generates more than twice as much revenue as Trikon and Aviza’s net loss is approximately 43% larger than Trikon’s.

The merger transaction among New Athletics, Aviza and Trikon (the “Transaction”) is a “butterfly” merger transaction that will be effected through two separate mergers of two wholly- owned subsidiaries of New Athletics with and into each of Aviza and Trikon, respectively.  In the first step of the Transaction, a wholly owned subsidiary of New Athletics will be merged with and into Aviza, and Aviza will become a subsidiary of New Athletics.  Aviza’s stockholders will receive newly issued shares of New Athletics common stock in this first step of the Transaction, the offering of which will be New Athletics’ initial public offering pursuant to Rule 145 registered on Form S-4.(2) New Athletics will become a public company subject to the reporting requirements of the Exchange Act at the time its registration statement on Form S-4 is

(1)          Securities Exchange Commission Press Release No. 2005-134 (Sept. 21, 2005).

(2)          As indicated to the Preliminary Note to Rule 145:  “Rule 145 is designed to make available the protection provided by registration under the Securities Act . . . to persons who are offered securities in a business combination. . . .  Rule 145 embodies the Commission’s determination that such transactions are subject to the registration requirements of the [Securities] Act . . .  Securities issued in [such] transactions . . . may be registered on Form S-4 . . . under the Act.”

declared effective by the Commission.(3)  In the second step of the Transaction, another wholly-owned subsidiary of New Athletics will be merged with and into Trikon, and Trikon will become a subsidiary of New Athletics.  Trikon’s stockholders will also receive newly issued shares of New Athletics common stock in this second step of the Transaction, the offering of which will also be registered on New Athletics’ registration statement on Form S-4 pursuant to Rule 145.  Following the Transaction, Aviza’s stockholders will hold approximately 58% of New Athletics’ outstanding common stock, and VantagePoint Venture Partners, Aviza’s majority stockholder (“VPVP”), will hold more than 50% of New Athletics’ outstanding common stock.  Trikon’s stockholders will hold approximately 42% of New Athletics’ outstanding common stock.  Under applicable Delaware case law, there will be no change in control of Aviza as a result of the Transaction.

Aviza Is New Athletics’ Predecessor

Rule 12b-2 defines the term “predecessor” as “a person the major portion of the business and assets of which another person acquired.” Aviza is New Athletics’ predecessor because the major portion of the business and assets that New Athletics is acquiring in the Transaction belong to Aviza.  As noted above, based on their most recent balance sheets and their most recently completed fiscal years, Aviza’s total assets are almost twice the size of Trikon’s, Aviza generates more than twice as much revenue as Trikon and Aviza’s net loss is approximately 43% larger than Trikon’s.  In addition, following the completion of the Transaction, Aviza’s stockholders will hold approximately 58% of New Athletics’ outstanding common stock, and VPVP will hold more than 50% of New Athletics’ outstanding common stock.  Under applicable Delaware case law, there will be no change in control of Aviza as a result of the Transaction because VPVP will hold more than 50% of New Athletics’ common stock following the completion of the Transaction.

New Athletics Will Be a Non-Accelerated Filer upon the Merger of Its Wholly-Owned Subsidiary with and into Aviza

Rule 12b-2 defines the term “accelerated filer” as an issuer after it first meets the following conditions as of the end of its fiscal year:

•                  The aggregate market value of the voting and non-voting common equity held by non-affiliates of the issuer is $75 million or more;

(3)          Because New Athletics’ common stock is not succeeding to the Exchange Act-registered status of Trikon’s common stock, New Athletics is required to register its common stock pursuant to Section 12(g) of the Exchange Act by filing a registration statement on Form 8-A, which will become effective upon the effectiveness of its registration statement on Form S-4.  See General Instruction A(d)(2) to Form 8-A.  If New Athletics’ common stock were succeeding to the Exchange Act-registered status of Trikon’s common stock, New Athletics’ common stock would be deemed to be registered under Section 12 by operation of law, and New Athletics would not need to file an Exchange Act registration statement on Form 8-A or any other form, but would rather be required to file a Form 8-K with respect to the succession transaction using Trikon’s file number.  See Manual of Publicly Available Telephone Interpretations, First Supplement, 4S (SEC Division of Corporation Finance, May 1999).

•                  The issuer has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act for a period of at least twelve calendar months;

•                  The issuer has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act; and

•                  The issuer is not eligible to use Forms 10-KSB and 10-QSB for its annual and quarterly reports.

As noted above, in the first step of the Transaction, a wholly owned subsidiary of New Athletics will be merged with and into Aviza, and Aviza will become a subsidiary of New Athletics.  Aviza’s stockholders will receive newly issued shares of New Athletics common stock in this first step of the Transaction, the offering of which will be New Athletics’ initial public offering pursuant to Rule 145, and New Athletics will become a public company subject to the reporting requirements of the Exchange Act at the time its registration statement on Form S-4 is declared effective by the Commission.  Because New Athletics’ predecessor, Aviza, has never been subject to the reporting requirements of the Exchange Act, and because New Athletics has never been subject to the reporting requirements of the Exchange Act and will not become subject to the reporting requirements of the Exchange Act until the time its registration statement on Form S-4 is declared effective by the Commission, New Athletics will not be an accelerated filer within the meaning of Rule 12b-2.

Rule 12g-3 Does Not Apply to New Athletics’ Acquisition of Trikon

Rule 12g-3 was initially adopted by the Commission in 1971 to provide that “where an issuer with no equity securities registered under Section 12(g) of the [Exchange] Act issues equity securities to holders of equity securities of a predecessor that have been so registered, and there are at least 300 holders of the class so issued, the class shall be considered registered under that section.”(4) When Rule 12g-3 was amended in 1997, the Commission again noted that under Rule 12g-3, “successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors,” and that “the equity securities of a non-reporting issuer that succeeds to an issuer with equity securities registered under Section 12 are automatically deemed to be registered under Section 12.” (5)

•                  Because Aviza is New Athletics’ Predecessor, New Athletics is not Trikon’s Successor

As discussed above, Aviza is New Athletics’ predecessor within the meaning of Rule 12b-2 because the major portion of the business and assets that New Athletics is acquiring in the Transaction belong to Aviza.  Because Aviza is New Athletics’ predecessor, New Athletics is Aviza’s successor, not Trikon’s.

(4)          Securities Exchange Act Release No. 34-9072 (Feb. 10, 1971).

(5)          Securities Exchange Act Release No. 34-38850 (Jul. 24, 1997).

•                  New Athletics’ Common Stock will Already Be Registered Under Section 12(g)—and New Athletics Will Already Be a Reporting Issuer—When New Athletics Issues its Common Stock to Trikon’s Stockholders

New Athletics will register its common stock pursuant to Section 12(g) of the Exchange Act by filing a registration statement on Form 8-A, which will become effective at the time its registration statement on Form S-4 is declared effective by the Commission.  Thus, New Athletics’ common stock will already be registered under Section 12(g)—and New Athletics will be a public company subject to the reporting requirements of the Exchange Act—when New Athletics issues shares of its common stock to Trikon’s stockholders in the second step of the Transaction.

Because New Athletics is not Trikon’s successor, and because New Athletics will be a public reporting company with common stock that is registered pursuant to Section 12 of the Exchange Act at the time that New Athletics acquires Trikon, Rule 12g-3 does not apply to New Athletics’ acquisition of Trikon.

New Athletics’ Compliance with Section 404

Because New Athletics is not the successor to Trikon, Rule 12g-3 does not apply to New Athletics’ acquisition of Trikon and New Athletics will not be an accelerated filer within the meaning of Rule 12b-2.  As a result, New Athletics should not be required to comply with Section 404 until its fiscal year ending in September 2007.(6)

New Athletics respectfully submits that it would be anomalous to impose accelerated filer status on New Athletics.  The Transaction is not the type transaction—the acquisition of a public company by a shell company that deprived the public company’s stockholders of the benefits of Exchange Act registration—that Rule 12g-3 was intended to prevent.  Rather, New Athletics is registering its common stock pursuant to Section 12(g) of the Exchange Act in connection with the Transaction, and thus New Athletics’ stockholders—including all of Trikon’s former stockholders—will receive the benefits of Exchange Act registration of New Athletics’ common stock as a result of the Transaction.  Moreover, the Commission recently decided to provide more time for new and smaller issuers to comply with Section 404.  Application of Rule 12g-3 to New Athletics’ acquisition of Trikon would make New Athletics succeed to Trikon’s status as an accelerated filer(7) immediately following the Transaction, despite the fact that its predecessor, Aviza, has never been subject to any of the reporting requirements of the Exchange Act, much less Section 404.  New Athletics would therefore be deprived of adequate time to prepare for and meet the disclosure requirements of Section 404, a burden that is not imposed on other companies just completing their initial public offerings.

(6)          Securities Exchange Commission Press Release No. 2005-134 (Sept. 21, 2005).

(7)          Trikon is an accelerated filer solely by virtue of the operation of paragraph (2) of the definition of “accelerated filer” in Rule
12b-2.  Trikon is not an “accelerated filer” as defined in paragraph (1) of the definition of “accelerated filer” in Rule 12b-2.

Please contact John Huber at (202) 637-2242 or the undersigned at (415) 395-8277 at your earliest convenience to discuss the contents of this letter.

Very truly yours,

/s/ Andrew S. Williamson

Andrew S. Williamson
of LATHAM & WATKINS LLP

cc:                                 Jerauld J. Cutini, Aviza Technology, Inc.

John Macneil, Trikon Technologies, Inc.

John J. Huber, Latham & Watkins LLP

Christopher L. Kaufman, Latham & Watkins LLP

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, Professional Corporation